82-2373

03 JAN 24 AM 7:21

ERG GROUP

Your ref
Our ref CMP-0014-01

15 January 2003

03003462

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

ERG Ltd

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange yesterday:

- Media Release headed "ERG Pays Out Unlisted Convertible Notes".

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Clare Barrett-Lennard
Company Secretary

dlw 2/3

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr150103.doc

ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP | ERG GROUP

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/01/2003

TIME: 20:14:20

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ERG Pays Out Unlisted Convertible Notes

ERG
GROUP

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Peter Fogarty	**DATE**	14 January 2003		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	2
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Pays Out Unlisted Convertible Notes".

Yours faithfully

Peter J Fogarty
Chief Executive

FACSIMILE

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

DATE 14 January 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Pays Out Unlisted Convertible Notes

ERG advises that it has paid out all monies that were owing in respect of the unlisted convertible notes held by Motorola Inc.

The amount paid was approximately $10 million.

The Directors elected to pay out the monies owing rather than issue new capital in accordance with resolutions approved at the last AGM of the Company. The funds have been paid out of the Company's existing facilities.

The former holders of the remaining unlisted convertible notes have agreed to convert the monies owed to them to a secured term loan which, subject to shareholder approval, may be converted to ordinary shares or preference shares. In principle agreement has been obtained and formal documentation to give effect to this agreement is being finalised between the parties.

The repayment and conversion of the monies owed from the unlisted convertible notes is an important step in the Group's recapitalisation proposal announced at the AGM which, subject to noteholder and shareholder approval, will see the balance sheet and operating cash flow strengthened considerably.

ERG has mandated Paterson Ord Minnett as lead underwriter and broker to the issue for the proposed preference share issue. ERG has commitments from major noteholders and Babcock & Brown to sub-underwrite the issue to the extent of $25 million.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG G